UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

(Report No. 4)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On May 27, 2022, SciSparc Ltd. (the “Company”) entered into a definitive securities purchase agreement with a healthcare-focused institutional investor for the issuance, in a private placement, of an aggregate of 3,546,100 units and pre-funded units at a purchase price of $2.82 per unit (or $0.001 less per pre-funded unit), priced at-the-market under Nasdaq rules. Each unit and pre-funded unit consist of one ordinary share (or ordinary share equivalent) and two non-tradable warrants each exercisable for one ordinary share for $2.57 (for a total of 7,092,200 ordinary shares underlying the warrants). The warrants have a term of five years from the issuance date. No actual units will be issued in the offering.

The offering is expected to result in gross proceeds to the Company of $10.0 million. The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital. The closing of the offering is expected to occur on or about June 1, 2022, subject to the satisfaction of customary closing conditions.

The Company’s press release dated May 27, 2022 announcing the pricing of the private placement is attached hereto as Exhibit 99.1.

The Company also entered into a letter agreement with Aegis Capital Corp., as lead placement agent (the “Placement Agent”), dated May 27, 2022, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 9.0% of the gross proceeds received in the offering and a non-accountable expense of 1.0% for the offering.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the ordinary shares and the ordinary shares underlying warrants.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-233417 and File No. 333-248670) and on Form S-8 (File No. 333-225773) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by SciSparc Ltd. on May 27, 2022 titled “SciSparc Announces Pricing of $10 Million Private Placement Priced At-the-Market”.
99.2	Securities Purchase Agreement between SciSparc Ltd. and the investor named therein, dated May 27, 2022.
99.3	Registration Rights Agreement between SciSparc Ltd. and the investor named therein, dated May 27, 2022.
99.4	Letter Agreement with Aegis Capital Corp dated May 27, 2022.
99.5	Form of Ordinary Share Purchase Warrant.
99.6	Form of Pre-Funded Ordinary Share Purchase Warrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: May 27, 2022	By:	/s/ Oz Adler
Name: Oz Adler
Title: Chief Executive Officer & Chief Financial Officer